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FEB 28 2011

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SEC 11017264 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SRM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 CENTURY PARK EAST, SUITE 880
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL SOLL 310/551-1624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL SOLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SRM SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature PAUL SOLL

PRESIDENT
Title

See sttached.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

24TH day of FEBRUARY, 2011, by
Date Month Year

(1) GREGORY A. GOODYEAR,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (

(and

(2) ,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Signature [signature]
Signature of Notary Public
GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5, PART III

Document Date: FEB. 23, 2011 Number of Pages: 15

Signer(s) Other Than Named Above: PAUL SOLL

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SRM Securities, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of SRM Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SRM Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 23, 2011

SRM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Due from broker		$ 1,111,085
Commissions receivable		104,783
Other receivable		24,303
Trading securities - long		122,859
Property and equipment, at cost, less $297,327 of accumulated depreciation		6,825
Other assets		19,601
Total assets		$ 1,389,456

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Due to broker		$ 218
Accounts payable and accrued expenses		1,001,021
Trading securities - short		9,730
Income taxes payable		17,735
Total liabilities		1,028,704
Commitments		-
Stockholders' equity:		
Common stock, no par value; 20,000 shares authorized; 3,000 shares issued and outstanding	$ 30,000	
Retained earnings	330,752	
Total stockholders' equity		360,752
Total liabilities and stockholders' equity		$ 1,389,456

The accompanying notes are an integral part of these financial statements.

SRM SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions		$ 1,157,112
Trading gains and losses		478,642
Interest and dividends		7,605
Other income		140,391
Total revenues		1,783,750
Expenses:		
Officers' salaries	$ 496,216	
Commissions	241,695	
Employee compensation	237,930	
Occupancy costs	118,693	
Insurance	149,596	
News and quotations service	74,504	
Office supplies	176,533	
Other operating expenses	17,345	
Payroll taxes	68,332	
Telephone	14,195	
Professional fees	20,464	
Parking	20,130	
Taxes and licenses	19,995	
Other commissions and fees expenses	10,180	
Automobile expense	19,368	
Travel	964	
Depreciation	4,351	
Total expenses		1,690,491
Income before income taxes		93,259
Income taxes		25,000
Net income		$ 68,259

The accompanying notes are an integral part of these financial statements.

SRM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 30,000	412,493	442,493
Net income for the year ended December 31, 2010	-	68,259	68,259
Dividends paid	-	(150,000)	(150,000)
Balance, at end of year	$ 30,000	330,752	360,752

The accompanying notes are an integral part of these financial statements.

SRM SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net income		$ 68,259
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 4,351	
(Increase) decrease in:		
Due from broker	(571,026)	
Commissions receivable	(30,476)	
Other receivable	(11,500)	
Trading securities - long	78,230	
Other assets	14,730	
Increase (decrease) in:		
Due to broker	140	
Accounts payable and accrued expenses	548,992	
Trading securities - short	9,730	
Income taxes payable	17,735	
Total adjustments		60,906
Net cash flows provided by operating activities		129,165
Cash flows from investing activities		-
Cash flows from financing activities:		
Dividends paid	(150,000)	
Net cash flows used for financing activities		(150,000)
Net decrease in cash		(20,835)
Cash, beginning of year		20,835
Cash, end of year		$ -

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 48
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SRM Securities, Inc. (the Company) is engaged in a single line of business as a securities broker/dealer which comprises several classes of services, including principal transactions, agency transactions, and investment advisory. The Company produces revenue by clearing those transactions on behalf of their customers through a clearing broker/dealer and charging commissions for those services. The Company was incorporated in California on April 29, 1983 as a C corporation. The Company's customers are primarily individuals located throughout Southern California.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Securities Transactions

Securities transactions, commission revenue and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as due from broker.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions. Unrealized loss of $811 was included in operations for the year ended December 31, 2010.

Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining the fair value of its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instruments uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to seven years using either the straight-line method or declining balance. Leasehold improvements are amortized using the straight-line method over the term of the lease or estimated useful life, whichever is shorter. Expenditures for maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances and the Due from Broker Account. The Company places its cash and cash equivalents and the Due from Broker Account with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $250,000 or the Securities Investor Protection Corporation (SIPC) limit of $500,000.

Off-Balance Sheet Risk

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, receipt, and delivery of securities relative to customer transactions. All customers' securities transactions are fully disclosed by the Company to its clearing broker/dealer. Off-balance sheet risk exists due to the possibility that the customers may fail to meet their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper execution of customers' transactions by the clearing broker/dealer.

(2) SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The securities owned and securities sold, not yet purchased at December 31, 2010, consist principally of readily marketable equity securities with a fair value of $122,859 and a cost totaling $123,050.

Market value is established using Level 1 valuations in the hierarchy established by FASB ASC as the securities are on national exchanges and the fair value is determined based on published market prices.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 272,015
Leasehold improvements	32,137
	304,152
Less accumulated depreciation	(297,327)
Net property and equipment	$ 6,825

Depreciation expense for the year ended December 31, 2010, was $4,351.

(4) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 17,000	8,000	25,000
Deferred	-	-	-
	$ 17,000	8,000	25,000

As required by the Income Taxes Topic of FASB ASC, the Company is required to account for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2010.

(5) RELATED PARTY TRANSACTIONS

The Company shares office space with and provides certain administrative functions to an affiliated company related by common ownership. Administrative expenses charged to this affiliated company were $138,000 which is included in "Other income" in the accompanying Statement of Income.

(6) BUY/SELL AGREEMENT

Under terms of the Shareholders' Agreement, each shareholder is entitled to the first right of refusal to purchase shares of the Company upon the occurrence of disability, termination, death, and certain events related to other shareholders at an amount based on a mutually-agreed value or arbitration process.

(7) DEPOSIT HELD IN AN ESCROW ACCOUNT

A deposit of $40,000 at December 31, 2010, is held in an escrow account by the Company's clearing agent, National Financial Services LLC (NFS). The Company has no access to the $40,000 at any time during its contracted period with NFS. The amount that eventually will transfer to the Company will be determined upon the termination of the contract with NFS. As such, the $40,000 is not reflected in the Company's financial statements.

(8) OPERATING LEASES

The Company leases its office space under a non-cancelable operating lease which expires in March 2011.

Minimum future rental payments under the lease agreement as of December 31, 2010, are as follows:

Year Ended December 31,	Amount
2011	$ 30,643
Total minimum future rental payments	$ 30,643

Rent expense for the year was $118,693.

(9) EXEMPTION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(10) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 23, 2011. No transactions or events were found that were material enough to require recognition in the financial statements.

(11) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2010, the net capital ratio was 3.61 to 1 and net capital was $284,964 which exceeded the required minimum capital by $184,964.

SRM SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

Total ownership equity		$ 360,752
Less non-allowable assets:		
Other receivable	$ (24,303)	
Property and equipment, net	(6,825)	
Other assets	(19,601)	
		(50,729)
Net capital before haircut		310,023
Haircut:		
Trading securities (15% of $122,859)	(18,429)	
Undue concentration	(6,630)	
		(25,059)
Net capital		$ 284,964

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 68,580
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 184,964

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,028,704
Ratio of aggregate indebtedness to net capital	3.61 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

SRM SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2010

Net capital per original unaudited Focus Report Part IIA		$ 260,017
Adjustments:		
Income taxes receivable	$ 5,118	
Wages payable	63,784	
Payroll taxes payable	(21,829)	
Income taxes payable	(22,853)	
Undue concentration	727	
		24,947
Net capital as reported in audited financial statements		$ 284,964

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. While such differences are material, the Company is in compliance with the minimum net capital requirement.

SRM SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SRM SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Board of Directors
SRM Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of SRM Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 23, 2011

SRM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

(With Independent Auditors' Report Thereon)

SRM SECURITIES, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2010

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
SRM Securities, Inc.
Los Angeles, CA 90067

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by SRM Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating SRM Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SRM Securities, Inc.'s management is responsible for the SRM Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Long Beach, California
February 23, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029681 FINRA DEC
SRM SECURITIES INCORPORATED 20*20
1875 CENTURY PARK E STE 880
LOS ANGELES CA 90067-2509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4459.26

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied (4459.26)

D. Assessment balance due or (overpayment) 4459.26

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4459.26

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4459.26

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SRM Securities, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 02 day of 02, 20 11.

Paul Soll - President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01, 2010
and ending 12-31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,783,750

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 48

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) — 48

Total deductions — 48

2d. SIPC Net Operating Revenues — $ 1,783,702

2e. General Assessment @ .0025 — $ 4459.26

(to page 1, line 2.A.)